FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January, 2003

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first, second, third, fourth and fifth paragraphs of the press release, the third and fourth paragraphs under the header "Key highlights for the quarter" in the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as
Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communication Announces 2002 Results. Dated January 16, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          Orckit Communications Ltd.

                                                (Registrant)

                                      By:      /s/ Adam M. Klein
                                             ------------------------

Date: January 19, 2003                       Adam M. Klein for Izhak Tamir,

                                             pursuant to authorization

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1              Orckit Communications Announces 2002 Results. Dated
                  January 16, 2003.

                                  Exhibit 10.1



Contacts:
Erez Baron, Controller     Jeffrey Corbin/Lee Roth/Joe Mansi(Investor Relations)
Orckit Communications      KCSA Worldwide
Tel: 972 3 696 2121        (212) 896-1214/(212) 896-1209
erezb@orckit.com           jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com
                           ----------------  --------------  ---------------





                  ORCKIT COMMUNICATIONS ANNOUNCES 2002 RESULTS



Tel Aviv, Israel,  January 16, 2003 - Orckit Communications Ltd. (Nasdaq:
ORCT) today reported results for the fourth quarter and year ended December 31, 2002.

Revenues in the fourth quarter of 2002 were $3.8 million compared to $31.0 million in the fourth quarter of 2001. Net income in the fourth quarter of 2002 was $4.6 million, or $0.92 per diluted share, compared to $17.9 million, or $3.53 per diluted share, in the fourth quarter of 2001. Results for the fourth quarter of 2002 included financial income of $6.9 million that resulted from the early retirement of Orckit's Subordinated Convertible Notes and interest on a long-term loan made by Orckit. Results for the fourth quarter of 2001 included financial income of $17.3 from the early retirement of Subordinated Convertible Notes.

In connection with winding down of the Company's ADSL DSLAM and modem business, cost of revenues in the fourth quarter of 2002 included a downward adjustment of $4.1 million in provisions for potential future obligations to the Company's suppliers and customers. Without these adjustments, the operating loss in the fourth quarter of 2002 would have been $6.4 million instead of $2.3 million.

Revenues in the year ended December 31, 2002 were $53.4 million compared to $141.6 million in the year ended December 31, 2001. Net income in the year ended December 31, 2002 was $4.1 million, or $ 0.79 per diluted share, compared to $856,000, or $0.18 per diluted share, for the year ended December 31, 2001. Results for the year ended December 31, 2002 included financial income of $17.6 million resulting primarily from the early retirement of Convertible Subordinated Notes. Results for the year ended December 31, 2001 included a charge of $26.1 million for amortization and impairment of goodwill and financial income of $33.4 million resulting from the early retirement of Convertible Subordinated Notes.

All share and per share data in our financial statements have been retroactively adjusted to reflect a one-for-five reverse share split that was effective as of November 26, 2002.

Key highlights for the quarter:

- Spediant Systems first presented its EML 8000 Multi-Loop DSL (MLDSL) solution, a dedicated access platform supporting business users, offering 10 Mbps Ethernet service over existing copper infrastructure. EML-8000 is expected to begin lab trials with carriers this quarter.

- Corrigent Systems continued lab trials of its CM-106 packet Add Drop Multiplexer platform with established US carriers.

- Completion of one-for-five reverse share split, and regaining compliance with Nasdaq listing requirements. Following the reverse share split, Orckit had approximately 4.9 million ordinary shares outstanding as of December 31, 2002.

- Completion of a tender offer for our Subordinated Convertible Notes. Pursuant to the tender, Orckit purchased $95,000 principal amount of Notes at a purchase price of $650 per $1,000 principal amount of Notes.

Izhak Tamir, President of Orckit commented, "We are pleased with the progress that both Corrigent Systems and Spediant Systems are making. While the telecom market continue to be challenging, we are confident that our efforts and investments will result in innovative telecom products that effectively address key bottlenecks in telecom networks. Year-end cash position should allow us to execute our plans using our internal resources. "


About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targerting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems and Spediant Systems. Corrigent is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology. Spediant is developing innovative access solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                       ###







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

                           ORCKIT COMMUNICATIONS LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (US$ in thousands, except per share data)

                                                  Three Months Ended                              Year Ended


                                                       December 31                               December 31
                                           2002                       2001                  2002              2001
                                           ----                       ----                  ----              ----
                                        (Unaudited)                (Unaudited)           (Audited)          (Audited)


Revenues                               $      3,805               $    31,019           $    53,420        $  141,647

Cost of revenues                            (2,841)                    23,545                32,963           112,007
                                             ------                    ------                ------            ------
Gross profit                                  6,646                     7,474                20,457            29,640

Research and development expenses, net        5,197                     4,056                19,291            19,085

Selling,  general  and  administrative
expenses                                      3,784                     2,809                14,699            16,993
                                             ------                    ------                ------            ------
Total operating expenses                      8,981                     6,865                33,990            36,078

Amortization of goodwill                                                                                       26,101
                                             ------                    ------                ------            ------
Operating income (loss)                     (2,335)                       609              (13,533)          (32,539)

Financial income, net                         6,925                    17,277                17,616            33,395
                                             ------                    ------                ------            ------
Net income                             $      4,590               $    17,886           $     4,083        $      856
                                             ======                    ======                ======            ======
Net income per share - basic(1)        $       0.92               $      3.74           $      0.83        $     0.18
                                             ======                    ======                ======            ======
Net income per share - diluted(1)      $       0.92               $      3.53           $      0.79        $     0.18
                                             ======                    ======                ======            ======
Weighted   average  number  of  shares
outstanding -  basic(1)                       4,972                     4,786                 4,932             4,632
                                             ======                    ======                ======            ======
Weighted   average   number   of  shares
outstanding - diluted(1)                      4,972                     5,068                 5,163             4,875
                                             ======                    ======                ======            ======

(1) After giving retroactive effect to the one-for-five reverse share split




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

                                          ORCKIT COMMUNICATIONS LTD.

                                          CONSOLIDATED BALANCE SHEETS

                                              (US$ in thousands)

                                                                  December 31                     December 31


                                                                      2002                           2001
                                                                      ----                           ----


                                                                   (Audited)                       (Audited)
                       ASSETS

Current assets:

    Cash and cash equivalents                                  $          10,165               $         39,091
    Short-term investments                                                53,684                         63,637
    Trade receivables                                                        786                          7,316
    Other receivables                                                      2,443                          4,493
    Inventories                                                              100                          9,297
                                                                          ------                         ------
          Total current assets                                            67,178                        123,834

Long term investments (including long term loan)                          59,829                         30,196
Severance pay fund                                                         2,150                          2,908
Property and equipment, net                                                6,070                          7,796
Deferred issuance costs, net                                                 623                          1,566
                                                                          ------                         ------
          Total assets                                         $         135,850               $        166,300
                                                                          ======                         ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                             $           4,827               $          8,803
    Accrued expenses and other payables                                    7,158                         11,136
                                                                          ------                         ------
          Total current liabilities                                       11,985                         19,939

Long term liabilities:

    Accrued severance pay                                                  3,265                          3,160
    Convertible subordinated notes                                        38,179                         66,416
                                                                          ------                         ------
          Total long term liabilities                                     41,444                         69,576

          Total liabilities                                               53,429                         89,515

Shareholders' equity                                                      82,421                         76,785
                                                                          ------                         ------
          Total   liabilities   and   shareholders'
equity                                                         $         135,850               $        166,300
                                                                          ======                         ======

